Filed pursuant to Rule 424(b)(3)

Registration No. 333-189749

PROSPECTUS SUPPLEMENT NO. 4

To Prospectus dated August 9, 2013

120,408,197 SHARES OF COMMON STOCK

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This prospectus supplement supplements the prospectus dated August 9, 2013, relating to the offering and resale by the selling stockholders of up to 120,408,197 shares of our common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 27, 2013.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB under the symbol “ILIU”. On November 26, 2013, the closing sale price of our common stock on the OTCQB was $0.35 per share.

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AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE THE

SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is November 27, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  November 25, 2013

Interleukin Genetics, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-32715	94-3123681
(Commission File Number)	(IRS Employer Identification No.)

135 Beaver Street Waltham, MA	02452
(Address of Principal Executive Offices)	(Zip Code)

(781) 398-0700

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	Other Events

On November 25, 2013, Interleukin Genetics, Inc. (the “Company”) issued a press release announcing the introduction of PerioPredict™, the Company’s new, next-generation version of the PST® genetic risk test for periodontal disease.

A copy of the press release is being filed herewith as Exhibit 99.1 and the information contained therein is incorporated by reference into this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press release dated November 25, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERLEUKIN GENETICS, INC.

Date: November 27, 2013	/s/ Eliot M. Lurier
Eliot M. Lurier
Chief Financial Officer

INTERLEUKIN GENETICS INTRODUCES PERIOPREDICT™

Next-Generation Version of PST® Genetic Risk Test for Periodontal Disease

Supported By Evidence from Recent Landmark Research Study

WALTHAM, Mass., – November 25, 2013 – Interleukin Genetics, Inc. (OTCQB: ILIU) today announced the introduction of PerioPredict™, the Company’s new, next-generation version of the PST® genetic risk test for periodontal disease. PerioPredict™ will be broadly available beginning January 2014.

Like the original PST® test, PerioPredict™ measures variations in the genes for Interleukin-1 (IL-1), a key mediator of inflammation, and identifies individuals who are at an increased risk for more severe periodontal (gum) disease. The new and improved sample collection device now utilizes a simple, easy-to-use cheek swab. The new test also utilizes an expansion of previous genetic markers that now cover all major ethnic groups including Hispanic, African-American, and Asian, in addition to Caucasian.

PerioPredict™ is quick, easy, and painless. It is performed by dentists or dental hygienists in about a minute during a routine exam or cleaning. The sample is then sent to Interleukin Genetics, Inc., a CLIA-certified genetics laboratory, for analysis. Test results are returned to the dentist in about two weeks.

“We are proud to introduce PerioPredict™, an innovative, easy-to-use tool to help dental professionals identify individuals with a higher risk of progressing to more severe periodontal disease, and therefore better align preventative care to an individual patient’s needs,” said Dr. Kenneth Kornman, Chief Executive Officer of Interleukin Genetics. “We are actively preparing for the formal launch in January 2014 and our CLIA-certified lab stands ready to receive and process patient samples. Over the long term, we believe that PerioPredict™ offers the potential to improve outcomes for dental patients and ultimately reduce long-term oral healthcare expenses.”

The original PST® genetic risk test, originally introduced to dentistry in 1997, was the first genetic test to identify an individual’s risk for developing periodontal disease. PerioPredict™ was used in a recent landmark research study titled “Patient Stratification for Preventive Dental Care”, which was published in the peer-reviewed Journal of Dental Research in June 2013. The study provided important new insights into the prevention of periodontal disease and the significant opportunity to improve oral health through a personalized approach to preventive care.

Nearly half of the adult population has periodontitis, a bacterially induced, chronic inflammation of the gums. Prevention and treatment of periodontitis contributes substantially to the $108 billion spent annually in the U.S. on dental care.

PerioPredict™ is solely available through Interleukin Genetics. For more information, visit www.PerioPredict.com. The original PST test is no longer available through any of its former distributors.

For additional details, the study titled “Patient Stratification for Preventive Dental Care” Giannobile et al. 2013, published in the Journal of Dental Research, can be accessed online.

About Periodontitis

Periodontitis is a chronic inflammatory disease initiated by specific bacteria that activate host mechanisms destroying the bone and connective tissues that support the teeth. Between 8% and 13% of the worldwide adult population exhibit severe generalized periodontitis, with many more having clinical signs of moderate disease. Individuals who have a history of periodontitis and have been appropriately treated require more preventive care to maintain health. Current treatments to prevent gum disease are good oral hygiene and a recommended two dental cleanings per year, even though there is little evidence to support multiple routine cleanings. The “Patient Stratification for Preventive Dental Care” study suggests that individuals who are at higher risk for periodontal disease may benefit from 3-4 cleanings per year while those at lower risk may need only one cleaning per year. The Company believes risk stratification of patients without a history of periodontitis may optimize preventative dental care to improve outcomes and reduce long-term oral healthcare expenses.

About Interleukin Genetics, Inc.

Interleukin Genetics, Inc. (OTCQB: ILIU) develops and markets a line of genetic tests under the Inherent Health® and PST® brands. The products empower individuals to prevent certain chronic conditions and manage their existing health and wellness through genetic-based insights with actionable guidance. Interleukin Genetics leverages its research, intellectual property and genetic panel development expertise in metabolism and inflammation to facilitate the emerging personalized healthcare market. The Company markets its tests through partnerships with health and wellness companies, healthcare professionals and other distribution channels. Interleukin Genetics’ flagship products include its proprietary genetic risk panel for periodontal disease and tooth loss susceptibility sold through dentists and the Inherent Health Weight Management Genetic Test that identifies the most effective diet and exercise program for an individual based on genetics. Interleukin Genetics is headquartered in Waltham, Mass. and operates an on-site, state-of-the-art DNA testing laboratory certified under the Clinical Laboratory Improvement Amendments (CLIA). For more information, please visit www.ilgenetics.com.

Certain statements contained herein are “forward-looking” statements, including statements relating to the potential of PerioPredict™ to improve outcomes for dental patients and ultimately reduce long-term oral health expenses and that risk stratification of patients without a history of periodontitis may optimize preventive dental care to improve outcomes and reduce long-term oral health expenses. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, those risks and uncertainties described in the Interleukin Genetics’ annual report on Form 10-K for the year ended December 31, 2012, subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission. Interleukin Genetics disclaims any obligation or intention to update these forward-looking statements.

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Media Contact:

Lauren Arnold

Schwartz MSL

interleukingenetics@schwartzmsl.com

(781) 684-0770

Dental Media Contact:

Marisa Tranchina

Lanmark360

mtranchina@lanmark360.com

(732) 389-4500

Investor Contact:

Susan Kim

Argot Partners

susan@argotpartners.com

(212) 600-1902